DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 United States of America www.dlapiper.com

February 17, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Energy & Transportation
Mr. Ethan Horowitz – Branch Chief
Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Response dated December 21, 2021

File No. 001-14362

Dear Mr. Horowitz and Ms. O’Brien,

I refer to the comment letter from the Staff dated January 25, 2022 relating to Guangshen Railway Company Limited’s (the “Company”) most recent Form 20-F. Since the Company did not receive the comment letter until February 15, 2022, the Company requests an extension to respond to the letter until March 1, 2022.

Sincerely,

/s/ Alan Seem

Alan Seem

Enclosures

Cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited

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